April 19, 2011

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	JNLNY Separate Account I ("Registrant") of Jackson National Life Insurance Company of New York
(File Nos. 333-172873 and 811-08401)

Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is Pre-Effective Amendment No. 1 to the Registration Statement. This filing incorporates responses to the Staff’s comments, includes financial statements that were not previously filed and includes other non-material changes.

If you have any questions, please contact me at (517) 367-3872, or frank.julian@jackson.com.

Yours truly,

FRANK JULIAN

Frank Julian
Associate General Counsel

Cc:           Ellen Sazzman